UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on agrarian demand in Bolivia

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Rio de Janeiro, June 17, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 05/28/2021, informs that its wholly-owned subsidiary Petrobras Bolivia S.A. (PEB) was notified today of a decision by the Agro-environmental Court of the city of Sucre that annulled a first instance sentence that required PEB to pay US$ 61 million, plus interest and costs, as compensation for the use of property where the San Alberto field facilities are located, in Bolivia.

The Court´s decision pointed out evidence of violation of fundamental rights and constitutional guarantees of PEB in the first instance sentence and annulled all acts since the beginning of the lawsuit, highlighting the absence of demonstration of ownership of the area by the plaintiff. The sentence also extinguishes the precautionary measures previously applied, imposes a fine on the first instance judge, and determines that the local Magistrates' Council be notified.

The Agro-environmental Court decision reinforces the company's trust in Bolivian institutions, where it has been operating for 25 years, always respecting the law and the communities.

The San Alberto block is operated by PEB with a 35% stake, in partnership with YPFB Andina S.A. (50%) and Total E&P Sucursal Bolivia (15%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer